Free Writing Prospectus Dated September 26, 2006	Filed pursuant to Rule 433 Registration Statement No. 333-137598

Set forth herein is a copy of the press release issued by Nordic American Tanker Shipping Limited on September 26, 2006.

Nordic American Tanker Shipping Limited (NAT)—(NYSE: NAT) Announces Guidance on Third Quarter Dividend and Earnings.

Hamilton, Bermuda, September 26, 2006

Nordic American Tanker Shipping Limited (the “Company”) today announced that it expects its dividend per share in respect of the third quarter of 2006 will be in the range of $1.28 to $1.31 per share and its earnings per share for the third quarter of 2006 will be in the range of $0.92 to $0.95 per share. These estimates are based on current charters for the Company’s vessels and present levels of operating costs. Please see “Cautionary Statement Regarding Forward Looking Statements” for additional assumptions on which this estimate is based.

By way of background, dividend per share in respect of the second quarter of 2006 was $1.07 per share and earnings per share for the second quarter of 2006 were $0.68 per share. Dividend per share in respect of the third quarter of 2005 was $0.60 per share and earnings per share for the third quarter of 2005 were $0.26 per share.

The Company also announced that one of its vessels was involved in a minor incident with another vessel in Brazil resulting in minor hull and ballast tank damage but no pollution or personal injuries. The incident is expected to be covered by insurance except for applicable deductibles and loss of hire. The expected dividend and earnings per share in respect of the third quarter of 2006 stated in this release take into account the effects of this incident.

The Company has separately announced today the commencement of a public offering of 5,000,000 common shares plus an over-allotment option of 750,000 common shares. The estimated dividend per share in respect of the third quarter of 2006 is calculated based on a weighted average of 21,046,400 common shares outstanding during the third quarter of 2006, which excludes the shares in the offering. The holders of shares issued in the offering are expected to receive the same dividend per share.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. These assumptions include the following:

•	Our charterers will pay charter hire to us when due;

•	None of our vessels will suffer a total or constructive loss or experience any reduced hire or off-hire time;

•	We will not have unanticipated expenses, liabilities or charges; and

•	We will remain in compliance with the terms of our credit facility.

Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd

Manager for:

Nordic American Tanker Shipping Limited

P.O Box 56, 3201 Sandefjord, Norway

Tel: + 47 33 42 73 00 E-mail: nat@scandicamerican.com

Web-site: www.nat.bm

Rolf Amundsen, Investor Relations

Nordic American Tanker Shipping Limited

Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe

Seward & Kissel LLP, New York, USA

Tel: +1 212 574 1223

Herbjørn Hansson, Chairman and Chief Executive Officer

Nordic American Tanker Shipping Limited

Tel: +1 866 805 9504 or + 47 901 46 291

Nordic American Tanker Shipping Limited has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting

EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-805-9504. You may also request a copy of these documents by sending an e-mail to ir@nat.bm or by accessing the Company’s website at www.nat.bm and clicking on “Investor Relations.”

Nordic American Tanker Shipping Limited has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-805-9504. You may also request a copy of these documents by sending an e-mail to ir@nat.bm or by accessing the Company’s website at www.nat.bm and clicking on “Investor Relations.”